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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Hoku Scientific, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

434712 10 5 (CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (02-02)

CUSIP No. 434712 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Lava Management, LLC Tax ID Number: 20-0589363
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States-HI

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 2,899,999 6. Shared Voting Power 0 7. Sole Dispositive Power 2,899,999 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,899,999
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 17.8%
12.	Type of Reporting Person (See Instructions) 00

Page 2 of 10 pages

CUSIP No. 434712 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Watanabe Group, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States-HI

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0 6. Shared Voting Power 2,899,999 7. Sole Dispositive Power 0 8. Shared Dispositive Power 2,899,999

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,899,999
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 17.8%
12.	Type of Reporting Person (See Instructions) OO

Page 3 of 10 pages

CUSIP No. 434712 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Gwendolyn A. Watanabe
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0 6. Shared Voting Power 2,899,999 7. Sole Dispositive Power 0 8. Shared Dispositive Power 2,899,999

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,899,999
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 17.8%
12.	Type of Reporting Person (See Instructions) IN

Page 4 of 10 pages

CUSIP No. 434712 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Name of Reporting Person: Lava Ventures VII, LP I.R.S. Identification No.: 20-0801673
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States-HI

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0 6. Shared Voting Power 2,666,666 7. Sole Dispositive Power 0 8. Shared Dispositive Power 2,666,666

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,666,666
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 16.3%
12.	Type of Reporting Person (See Instructions) PN

Page 5 of 10 pages

CUSIP No. 434712 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Name of Reporting Person: Lava Ventures III, LLC I.R.S. Identification No.: 20-0500370
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0 6. Shared Voting Power 233,333 7. Sole Dispositive Power 0 8. Shared Dispositive Power 233,333

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 233,333
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 1.4%
12.	Type of Reporting Person (See Instructions) OO

Page 6 of 10 pages

Item 1.	(a)	Name of Issuer: Hoku Scientific, Inc.

	(b)	Address of Issuer’s Principal Executive Offices: 1075 Opakapaka Street Kapolei, Hawaii 96707

Item 2.	(a)-(c)

Name of Person Filing; Address of Principal Business Office or, if none, Residence; Citizenship:

This Statement is filed by:

Lava Management, LLC (“Lava Management”), the general partner of Lava Ventures VII, LP (“LV7”) and the manager of Lava Ventures III, LLC (“LV3”), Watanabe Group, LLC (Watanabe Group”), the managing member of Lava Management and Gwendolyn A. Watanabe, the manager of Watanabe Group.

The Business Address of Lava Management, LV7, LV3, Watanabe Group and Ms. Watanabe is Pauahi Tower, 1001 Bishop Street, Suite 1570, Honolulu, HI 96813. Lava Management is a Hawaii limited liability company; LV7 is a Hawaii limited partnership, LV3 is a Hawaii limited liability company; Watanabe Group is a Hawaii limited liability company; and Ms. Watanabe is a United States citizen.

Lava Management, LV7, LV3, Watanabe Group and Ms. Watanabe are individually referred to herein as “Reporting Person” and collectively, as the “Reporting Persons.”

	(d)	Title of Class of Securities Common Stock, par value $0.001 per share

	(e)	CUSIP Number 434712 10 5

Item 3.	N/A

Page 7 of 10 pages

Item 4.	Ownership Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned: See Row 9 for the amount beneficially owned by each Reporting Person

	(b)	Percent of class: See Row 11 for the percentage of class beneficially owned by each Reporting Person based on 16,322,031 shares of common stock outstanding as of December 31, 2005

	(c)	Number of shares as to which the person has

		(i)	sole power to vote or to direct the vote: See Row 5 for the voting and dispositive power for each Reporting Person

		(ii)	shared power to vote or direct the vote: See Row 6 for the voting and dispositive power for each Reporting Person

		(iii)	sole power to dispose or to direct the disposition of: See Row 7 for the voting and dispositive power for each Reporting Person

		(iv)	shared power to dispose or to direct the disposition of: See Row 8 for the voting and dispositive power for each Reporting Person

Item 5.

Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person N/A

Item 8.

Identification and Classification of Members of the Group

The Reporting Persons may be deemed to be a “group” for the purposes of Section 13(g) of the Act and the rules thereunder, although each expressly disclaims any assertion or presumption that it or the other person on whose behalf this statement is filed constitutes a “group.” The filing of this statement should not be construed to be an admission that any of the Reporting Persons is a member of a “group” consisting of one or more of such persons. A copy of the Agreement Relating to Joint Filing of Schedule 13(G) is attached hereto as Exhibit A.

Item 9.	Notice of Dissolution of Group N/A

Item 10.	Certification N/A

Page 8 of 10 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set in this statement is true, complete and correct.

Dated: February 13, 2006

LAVA MANAGEMENT, LLC

BY:	Watanabe Group, LLC, its Managing Member

BY:	/s/ Gwendolyn A. Watanabe
TITLE:	Gwendolyn A. Watanabe, its Manager

WATANABE GROUP, LLC

BY:	/s/ Gwendolyn A. Watanabe
TITLE:	Gwendolyn A. Watanabe, its Manager

GWENDOLYN A. WATANABE

BY:	/s/ Gwendolyn A. Watanabe

LAVA VENTURES VII, LP

BY:	Lava Management, LLC, its General Partner

BY:	Watanabe Group, LLC, its Managing Member

BY:	/s/ Gwendolyn A. Watanabe
TITLE:	Gwendolyn A. Watanabe, its Manager

LAVA VENTURES III, LLC

BY:	Lava Management, LLC, its General Partner

BY:	Watanabe Group, LLC

BY:	/s/ Gwendolyn A. Watanabe
TITLE:	Gwendolyn A. Watanabe, its Manager

Page 9 of 10 pages

EXHIBIT A

AGREEMENT RELATING TO JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Hoku Scientific, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an Exhibit to such Schedule 13G.

This Agreement and the filing of the Schedule 13G shall not be construed to be an admission that any of the undersigned is a member of a “group” consisting of one or more of such persons pursuant to Section 13(g) of the Securities Exchange Act of 1934, as amended and the rules thereunder.

Dated: February 13, 2006

LAVA MANAGEMENT, LLC

BY:	Watanabe Group, LLC, its Managing Member

BY:	/s/ Gwendolyn A. Watanabe
TITLE:	Gwendolyn A. Watanabe, its Manager

WATANABE GROUP, LLC

BY:	/s/ Gwendolyn A. Watanabe
TITLE:	Gwendolyn A. Watanabe, its Manager

GWENDOLYN A. WATANABE

BY:	/s/ Gwendolyn A. Watanabe

LAVA VENTURES VII, LP

BY:	Lava Management, LLC, its General Partner

BY:	Watanabe Group, LLC, its Managing Member

BY:	/s/ Gwendolyn A. Watanabe
TITLE:	Gwendolyn A. Watanabe, its Manager

LAVA VENTURES III, LLC

BY:	Lava Management, LLC, its General Partner

BY:	Watanabe Group, LLC

BY:	/s/ Gwendolyn A. Watanabe
TITLE:	Gwendolyn A. Watanabe, its Manager

Page 10 of 10 pages